1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

News Release

Contact:

Siliconware Precision Industries Co., Ltd.	Eva Chen, VP of Finance Div.
No. 123, Sec. 3, Da Fong Rd., Tantzu,	SPILIR@spil.com.tw
Taichung, Taiwan 42749	+886-4-25341525#1536
www.spil.com.tw	Byron Chiang, Spokesperson
Spokesperson@spil.com.tw
+886-3-5795678#3676

SPIL Board of Directors Resolved

the Effective Date of the Share Exchange between SPIL and ASE

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: 2018/2/12

February 12, 2018 — Siliconware Precision Industries Co., Ltd. (“SPIL” or “the Company”)(Taiwan Stock Exchange:2325.TT, NASDAQ:SPIL) today held a meeting of Board of Directors. The major resolutions of the Board of Directors are as follows:

1.	Today, at the extraordinary shareholders’ meeting, the shareholders approved for the Company to consummate the Joint Share Exchange Agreement by and between Advanced Semiconductor Engineering, Inc.(“ASE”), enabling the newly established ASE Industrial Holding Co., Ltd. to acquire all issued shares of both companies, while the Company and ASE will be delisted (the “Share Exchange Transaction”).

2.	The relevant timetables of the Share Exchange Transaction are set as follows:

(1) Final trading date for common shares: April 17, 2018

(2) Stop trading period for common shares: April 18 to April 30, 2018

(3) Last day for registration of common share transfer: April 19, 2018

(4) Book closure period for common shares: April 20 to April 30, 2018

(5) Effective date of the Share Exchange Transaction: April 30, 2018

(6) Delisting date for common shares: April 30, 2018

3.	If the relevant timetables and the effective date of the Share Exchange Transaction have to be changed due to force-majeure circumstances such as natural disaster, the request(s) of the authorities in relevant jurisdictions, or related matters according to the Share Exchange Agreement, the Chairman is authorized with full power and authority to adjust the relevant timetables, the effective date of the Share Exchange Transaction and related matters as necessary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: February 12, 2018	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer